 Exhibit 99.1

FOR RELEASE November 10, 2010

Pure Nickel’s Tower Property Under Option With Rockcliff Resources Inc.
Hits High Grade Copper-Gold Mineralization in the First Two Holes

TORONTO: November 10, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today reported that its option partner in central Manitoba on the Tower Property, Rockcliff Resources Inc. (TSXV: RCR), announced earlier today high grade copper-gold mineralization intersected in their first two drill holes (see Rockcliff Resources news November 10, 2010).

Highlights from the first two holes are:

• 3.4% copper, 1.2g/t gold, 0.7% zinc and 18.6g/t silver across 2.65m including 10.5% copper, 3.6g/t gold, 2.0% zinc and 56.1g/t silver across 0.85m (Hole 1);

• 3.6% copper, 0.5g/t gold, 1.4% zinc and 19.0g/t silver across 2.6m including 6.4% copper, 0.8g/t gold, 2.3% zinc and 33.9g/t silver across 1.40m (Hole 2).

As reported by Rockcliff, significant assay results and their corresponding breakdown from drill holes TP10-001 and TP10-002 are tabulated below along with drill hole information. The lengths reported are drill intersected core lengths and do not represent true widths.

Borehole	From	To	Length	Copper	Gold	Zinc	Silver	Grid N/E/Azi/Dip*
	(m)	(m)	(m)%		g/t	%	g/t
TP10-001	234.35	237.00	2.65	3.4	1.2	0.7	18.6	1+00/2+13/103/54
includes	234.00	236.00	2.00	4.5	1.5	0.9	24.3
includes	234.85	235.70	0.85	10.5	3.6	2.0	56.1

TP10-002	367.65	370.25	2.60	3.6	0.5	1.4	19.0	1+100/2+13/103/62
includes	368.85	370.25	1.40	6.4	0.8	2.3	33.9
includes	369.05	370.25	1.20	7.4	0.9	2.7	29.2

A minimum of 2,000m of drilling is planned in approximately six holes. The target is the Tower Copper-Gold Zone, a multi-zoned system rich in copper, gold, zinc and silver. Additional exploration will include bore hole geophysics. Historically, eight widely spaced (200m drill centers) drill holes and bore hole geophysics discovered the Tower Copper-Gold Zone. It is an extensive sheet of sulphides with a minimum strike length of 700m and a minimum vertical depth of 700m.

Under the terms of the Option Agreement with Pure Nickel of February 21, 2008 Rockcliff may earn up to a 70% interest in the property. Rockcliff must pay $150,000 in incremental payments to Pure Nickel over four years and will be required to incur aggregate exploration expenditures totalling $4,000,000 over four years; $2,000,000 over two years to earn a 50% working interest and a further $2,000,000 to earn a further 20% working interest.

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Ken Lapierre, P.Geo., President & CEO of Rockcliff Resources Inc., is the Qualified Person under the definition of National Instrument 43-101 is responsible for the technical information reported by Rockcliff.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
CEO
T. (416) 868-1079 x231
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com